# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 180 LIFE SCIENCES CORP., CIK 0001690080
CUSIP: 68236V302
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3000 El Camino Real, Suite D131, Palo Alto, California (CA), 94306
Date of event which requires filing of this statement: 03/27/2025
Filed by CIK 0001402371
Persons authorized to receive notices and communications: Anthony Brian Goodman, 3651 Lindell Road,, Suite D131,, Las Vegas, Nevada (NV), 89103, 310-929-7252

## Reporting persons
- Anthony Brian Goodman: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 0; shared voting power 4,318,000; sole dispositive power 0; shared dispositive power 4,318,000; aggregate amount beneficially owned 4,318,000 (52.8% of the class)
  Comment: (8),(10),(11),(13) Includes 3,000,000 shares of common stock issuable upon exercise of the Warrants (discussed in greater detail in Item 3 of the Original 13D).
  
  (13) Based on 5,185,780 shares of Common Stock of the Company (as defined below) outstanding as of March 31, 2025, as set forth on the cover page of the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, and assuming the exercise of all outstanding Warrants for cash.
- Elray Resources, Inc. (CIK 0001402371): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 4,318,000; sole dispositive power 0; shared dispositive power 4,318,000; aggregate amount beneficially owned 4,318,000 (52.8% of the class)
  Comment: (8),(10),(11),(13) Includes 3,000,000 shares of Common Stock issuable upon exercise of the Warrants (discussed in greater detail in Item 3 of the Original 13D).
  
  (13) Based on 5,185,780 shares of Common Stock of the Company (as defined below) outstanding as of March 31, 2025, as set forth on the cover page of the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, and assuming the exercise of all outstanding Warrants for cash.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: 180 LIFE SCIENCES CORP.
Address of issuer's principal executive offices: 3000 El Camino Real, Suite D131, Palo Alto, California (CA), 94306
Comment:
This Amendment No. 1 (the "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 10, 2025 (the "Original 13D"), by Anthony Brian Goodman and Elray Resources, Inc. ("Elray") (the Schedule 13D as amended to date, the "Schedule 13D").
As used in this Amendment:

"Common Stock" means the common stock of the Issuer;
"Issuer" or "Company" means 180 Life Sciences Corp.; and
"Reporting Persons" means Anthony Brian Goodman and Elray.

Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On March 27, 2025, Elray converted all 1,000,000 outstanding shares of Series B Convertible Preferred Stock of the Company which it then held into 1,318,000 shares of Common Stock of the Issuer (1.318 shares of Common Stock for each share of Series B Convertible Preferred Stock converted), in accordance with the terms of such preferred stock and the optional conversion right set forth therein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
The following table summarizes the number of shares beneficially owned by each Reporting Person, as to which they have (1) sole power to vote or to direct the vote, (2) shared power to vote or to direct the vote sole power to dispose, (3) sole power to dispose or to direct the disposition, and (4) shared power to dispose or to direct the disposition: Reporting Person Sole Power to Vote or to Direct the Vote Shared Power to Vote or to Direct the Vote Sole Power to Dispose or to Direct the Disposition Shared Power to Dispose or to Direct the Disposition Anthony

Brian Goodman -- 4,318,000 (1)

Elray Resources, Inc. -- 4,318,000 (1)

(1) Includes 3,000,000 shares of Common Stock issuable upon exercise of the Warrants.
Transactions in the class effected during the past sixty days: None of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days, except as discussed in Item 3, above.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Signatures
- Anthony Brian Goodman: /s/ Anthony Brian Goodman, Anthony Brian Goodman (04/11/2025)
- Elray Resources, Inc.: /s/ Anthony Brian Goodman, Anthony Brian Goodman, Chief Executive Officer (04/11/2025)